ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 23, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) TFMS HIPS 300 ETF Post-Effective Amendment No. 27 to Registration Statement on Form N-1A File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on November 18, 2014 with respect to Post-Effective Amendment No. 27 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the TFMS HIPS 300 ETF (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment. As previously discussed with you on November 18, 2014, the Fund’s name has been changed to the “Master Income ETF,” and your additional comment on the name is included below as Comment No. 1.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	As a result of the Fund’s change in name, please remove the reference to ‘total return’ in the “Investment Objective.”

Response:	The requested change has been made.

Comment 2.	Please confirm that the expenses associated with investing in business development companies (“BDCs”), will be included in the acquired fund fees and expenses amount provided in the Fund’s fee table.

Response:	The Registrant so confirms.

Comment 3.	Please confirm whether there is a limit on the amount of Fund assets that may be invested in Master Limited Partnerships (“MLPs”). If a limit does not exist, please address.

Response:
As described in the third paragraph of the “Principal Investment Strategies of the Fund – The Index” section, the Fund’s exposure to each sector is capped at 25%, and the Fund expects that all MLPs included in the Index will be included in the energy production and energy transportation & processing sector. Consequently, the Fund’s investment in MLPs will effectively be capped at 25% at the time of each rebalance of the Index.

Comment 4.	Please confirm whether there is a minimum amount of Fund assets that will be invested in each sector.

Response:	The Index does not have a minimum required exposure for each sector.

Comment 5.	Please clarify that the Index may invest in debt securities of any quality and maturity.

Response:
The following disclosure has been added to the first paragraph under “Principal Investment Strategies of the Fund – The Index”: “The instruments in which such CEFs invest may include debt securities of any maturity or quality.”

Comment 6.	Please confirm that less than 35% of Fund assets will be invested in private funds.

Response:	The Fund so confirms.

Comment 7.
Given that a substantial portion of the Index may be invested in Real Estate Investment Trusts, (“REITs”), please disclose that dividends from REITs may not qualify for qualified dividend tax treatment.

Response:
The REIT Investment Risk on pages 11–12 has been updated to include the following disclosure: “The Fund expects that dividends received from a REIT and distributed to Fund shareholders generally will be taxable to the shareholder as ordinary income.”

Comment 8.	Please identify the principal markets on which the Fund will be traded.

Response:	The name of the exchange on which the Fund’s securities will be listed has been added to the cover of the Prospectus and SAI.

Comment 9.	Please confirm whether any aspect of the Fund would require new exemptive relief or an amendment to the Adviser’s existing order.

Response:	The Registrant confirms that the Fund will comply with the Adviser’s exemptive order and no new relief or amendment to the existing relief is required.

Statement of Additional Information (“SAI”)

Comment 7.	Please indicate in the first paragraph of the “Management of the Trust – Members of the Board” section, that Mr. Castino is an interested person of the Trust.

Response:	The requested change has been made.

Comment 10.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus.

*           *           *
If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary